October 19, 2012

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

Mail Stop 7010

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0404

Re:	Hill International, Inc.

Form 10-K for the Year ended December 31, 2011

Filed March 12, 2012

Form 10-Q for the Quarter ended June 30, 2012

Filed August 9, 2012

File No. 1-33961

Dear Mr. Decker:

As a result of our conversations with Jeffrey Gordon on October 9, 2012 and October 16, 2012, we were granted an extension of time to October 19, 2012 to respond to comments 12 and 13 by the Staff contained in the Staff’s letter dated August 27, 2012 (the “August Letter”) relating to the above-captioned Form 10-K and Form 10-Q. On behalf of the Company, we appreciate the extension of time in which to respond to those comments. We recently entered into a third amendment to our Credit Agreement, described in the above-captioned Form 10-K and Form 10-Q, and finalized negotiations for an extension of credit from a new lender. These events significantly affected our responses to comments 12 and 13. We will include the required disclosures with respect to these new arrangements in a Form 8-K expected to be filed on October 24, 2012 and in future reports we file with the Commission.

We respond as follows to comments 12 and 13 in the August Letter relating to the above-captioned Form 10-K and Form 10-Q. For your convenience, each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from the August Letter in the order presented and as numbered in the August Letter.

Form 10-Q for the Quarter Ended June 30, 2012

Item 2 – Management’s Discussion and Analysis of Financial Conditions and Results of Operations, page 22

Liquidity and Capital Resources, page 30

12.

Your first statement under your Liquidity and Capital Resources section indicates that you have historically funded your business activities with cash flow from operations and borrowings under your credit facilities. Please address the adequacy of this opening statement in light of the fact that (i) you used cash flows in operations during the years ended December 31, 2011, 2010 and 2008, as well as the six months ended June 30, 2012, (ii) you are currently in default on your credit agreement with an $82 million balance and (iii) you are currently incurring a default interest penalty of 2%. Please address the need to enhance the introductory statement within your Liquidity and Capital Resources section to highlight these significant changes and the impact of these changes on your liquidity and capital resources.

Response: In fiscal 2011 and fiscal 2010, our accounts receivable grew by $18.7 million and $56.8 million, respectively, most of which was attributable to our work in Libya and the Middle East, and cash used in operations amounted to $10.5 million and $15.7 million, respectively. In the six-month period ended June 30, 2012, accounts receivable increased by $9.1 million and cash used in operations was $4.4 million. Our cash flow from operations can vary significantly from quarter to quarter based upon timing of the collection of our accounts receivable which has slowed in recent years due to the overall worldwide economic situation. The accounts receivable from Libya have had the greatest effect on our cash position. On page 45 of our 2011 Form 10-K and on page 33 of our June 30, 2012 Form 10-Q, we state that we “experience lags between receipt of fees from our clients and payment of our costs.” We believe that the disclosures throughout our financial statements and the MD&A, considered as a whole, provide the reader with sufficient details to understand our liquidity; however, in light of the Staff’s comment, we will revise the section immediately following the Liquidity and Capital Resources caption to more fully describe our current resources, such as our cash balances and availability under our credit agreements. On October 18, 2012, we entered into a third amendment to our Credit Agreement and entered into a Second Lien Term Loan with a new lender. The new loan provided us with gross proceeds of $75.0 million, before fees and other expenses for both transactions of approximately $7.0 million, which was used to pay down approximately $68.0 million of the outstanding balance under our Credit Agreement. The overall result is that we have improved our liquidity position and are no longer in default on our Credit Agreement. As a result, we propose the following:

“As a result of the worldwide financial situation in recent years as well as the political unrest in Libya, we have had to rely more heavily on borrowings under our various credit facilities to provide funding for our operations. On October 18, 2012, we entered into a third amendment to our Credit Agreement and entered into a Second Lien Term Loan with a new lender. The new loan provided us with gross proceeds of $75,000,000, before fees and other expenses of approximately $7,000,000, which was used to pay down approximately $68,000,000 of the outstanding balance under our Credit Agreement. We currently have an aggregate availability under our various credit facilities of approximately $41,000,000 and unrestricted cash of approximately $20,000,000. As a result, we believe that we have sufficient liquidity to support the reasonably anticipated cash needs of our operations over the next year.”

13.

You disclose on page 45 of the December 31, 2011 Form 10-K that you received three letters expressing written intention to exercise the put option and as a result, you would be required to pay by the end of April 2012 approximately $2.3 million for an additional interest of 6.13% of Gerens Hill; however, you disclose on page 32 of the June 30, 2012

Form 10-Q that you expect to make the payment in the third quarter of 2012. In light of your disclosure that the payment was required by the end of April 2012, please disclose why the payment was not made, whether you are delinquent in making the payment, and whether the payment will impact your liquidity.

Response: Subsequent to the filing of our Form 10-K for the fiscal year ended December 31, 2011, we negotiated with the minority shareholders of Gerens Hill to defer the payment until the third quarter of 2012. We anticipated that we would have a new financing arrangement in place which would provide us with the necessary capital to make the payment. As noted in our response to comment 12 above, new financing was obtained on October 18, 2012. As a result, we have the ability to pay for the additional equity interest in Gerens Hill, however, there are a number of processes that need to be completed prior to closing the put transaction. We anticipate that the closing of the put transaction will occur during November 2012.

* * * * * * *

In response to the Staff’s request, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates your time and consideration. In the event that you or other members of the Staff have further comments or questions on these items, I would be pleased to discuss them. I can be reached by telephone at (856) 810-6206 or by email at johnfanelli@hillintl.com.

Sincerely,

/s/ John Fanelli III

John Fanelli III
Senior Vice President and Chief Financial Officer